FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                               September 27, 2007

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: September 27, 2007
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary







Unit of Smith & Nephew one of five companies to settle with U. S. Attorney in New Jersey



27 September 2007



Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announced today that its Orthopaedic Reconstruction business unit, an operating division of its U.S. subsidiary, Smith & Nephew, Inc., has reached a civil settlement agreement with the U.S. Attorney for the District of New Jersey (USDOJ) following an industry wide investigation. The orthopaedic reconstruction unit of Smith & Nephew and the four other major U.S. orthopaedic companies received subpoenas from the USDOJ in March 2005 requesting copies of all consulting contracts with surgeons. Since that time the USDOJ has conducted an industry wide investigation into the vital relationships between surgeons and the orthopaedic implant industry.



Smith & Nephew has co-operated fully with the USDOJ throughout the investigation and has now reached an agreement with the USDOJ to pay $28,929,840 in civil restitution. Smith & Nephew and the four other companies have also entered into similar agreements which will be in force for 18 months. As part of each agreement a separate external monitor will be appointed to oversee contracts between each company and its consulting surgeons. The agreement between Smith & Nephew and the USDOJ is entirely voluntary and Smith & Nephew has neither admitted guilt nor agreed to allegations as part of this settlement.



David J. Illingworth, Chief Executive of Smith & Nephew plc, commenting on the settlement said "We have worked closely with the U. S. Department of Justice to refine compliance procedures which apply across the industry and enable the best outcome for the patient, the surgeon, the hospital, private payers and Medicare.
  We are satisfied that the industry wide compliance program made uniform by this settlement will ensure continued, appropriate use of consultants, and we look forward to working with the monitor for the next 18 months. We continue to work towards our goal of helping patients regain their lives."



Enquiries


Investors

Liz Hewitt                                Tel:   +44 (0) 20 7401 7646
Smith & Nephew
Group Director Corporate Affairs

Media
Jon Coles                                  Tel:   +44 (0) 20 7404 5959
Brunswick - London

David Shapiro                              Tel:   +1 (202) 393 7337
Brunswick - Washington




About Smith & Nephew



Smith & Nephew is a global medical technology business, specialising in Orthopaedic Reconstruction, Orthopaedic Trauma and Clinical Therapies, Endoscopy and Advanced Wound Management products. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading global orthopaedics companies.



Smith & Nephew is dedicated to helping improve people's lives. The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The Company has 9,600 employees and operates in 31 countries around the world generating annual sales approaching $2.8 billion.



Forward-Looking Statements



This press release contains certain "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding expected revenue growth and trading margins discussed under "Outlook" are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation, claims and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20F, for a discussion of certain of these factors.



All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew's expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.